TradeOn, Inc.
Jiangsu Wujing Lijia Industrial Park
Lijia Town, Wujin District
Changzhou, Jiangsu Province 213176
People’s Republic of China

August 10, 2010

By EDGAR Transmission
Lisa Sellars
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    TradeOn, Inc.
          Item 4.01 Form 8-K
          Filed July 27, 2010
          File No. 0-53547

Dear Ms. Sellars:

     On behalf of TradeOn, Inc. (“TradeOn” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 28, 2010, providing the Staff’s comments with respect to the above referenced Form 8-K.

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1.

Please revise the second paragraph to disclose whether Weinberg’s reports on the financial statements for the last two fiscal years ended October 31, 2008 and 2009 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph 9a)(1)(ii) of Item 304 of Regulation S-K.

TradeOn Response: We have revised the disclosures as follows:

“Weinberg’s reports on our financial statements for the fiscal years ended October 31, 2009 and October 31, 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report for the fiscal year ended October 31, 2009 contained a going concern qualification as to the ability of us to continue.”

2.

Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events. This period should include the two must recent years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

TradeOn Response: We have revised the disclosures as follows:

“There have been no reportable events as provided in Item 304(a)(1)(v) of Regulation S- K during the Company's fiscal years ended October 31, 2009 and October 31, 2008, and any later interim period, including the interim period up to and including the date the relationship with Weinberg ceased.”

3.

Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to engage the new firm was approved by your audit or similar committee, or board of directors if there is no such committee, in a current report on Form 8-K. Refer to paragraphs (a)91)(iii) and (a)(2) of Item 304 of Regulation S-K.

TradeOn Response: We have revised the disclosures as follows:

“Prior to July 21, 2010, our independent registered public accounting firm was Weinberg & Baer LLC, or Weinberg, while the independent registered public accounting firm of Best Green Energy (Changzhou) Co., Ltd., our Chinese subsidiary, was PKF, Certified Public Accountants, Hong Kong, China, a member firm of PKF International Limited network of legally independent firms, or PKF. On July 21, 2010, our board of directors approved the appointment of PKF and the dismissal of Weinberg, as our independent auditor, effective immediately.

4.	Please file an updated letter from your Weinberg as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a-93) and 601(b)(16) of Regulation S-K.

TradeOn Response: We have included an updated letter from our former auditor addressing our revised disclosure as Exhibit 16 to our Form 8-K/A.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

TradeOn Group Inc.

By:/s/ Jianliang Shi
Jianliang Shi
Chief Executive Officer